1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 22, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) REPORT ON FORM 6-K
The following is the English translation of an overseas regulatory announcement published on August 20, 2007, on The Hong Kong Stock Exchange website (www.hkex.com.hk):

OVERSEAS REGULATORY ANNOUNCEMENT RESOLUTIONS PASSED AT THE 2ND MEETING OF THE 3RD SESSION OF THE BOARD

The 2nd meeting of the 3rd session of the board of directors (the "Board") of Aluminum Corporation of China Limited (the "Company") was held at the Company's conference room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on 9:00 a.m. on August 20, 2007. Eight out of the nine eligible directors attended the meeting in person or by proxy. Mr. Helmut Wieser was absent from the meeting. Members of the Supervisory Committee, the Company Secretary and other members of the senior management of the Company attended the meeting as in-attendants. The meeting was convened in compliance with the Company Law of the People's Republic of China and the Articles of Association of the Company. Mr. Xiao Yaqing presided over the meeting, at which the following significant matters were considered and approved as resolutions:

1.	Considered and approved the 2007 interim results report of the Company

The 2007 interim results report of the Company was approved.

2.	Considered and approved the proposal for 2007 interim dividend distribution by the Company

As audited by PricewaterhouseCoopers, the Company's 2007 interim profit available for distribution is RMB5,076,619,000. Based on 35% of net profit after tax, the Board recommends to declare a dividend of RMB0.137 per share (tax inclusive) in cash to shareholders, totaling RMB1,765,465,281.

3.	Considered and approved the proposal for special dividend distribution by the Company

The Company's mergers with Shandong Aluminum Industry Co., Ltd. ("Shandong Aluminum") and Lanzhou Aluminum Co., Ltd. ("Lanzhou Aluminum") were completed on April 24, 2007, and the new A shares were listed on 30 April. A finial dividend for 2006 was paid on July 30, 2007, whereby the profit distribution for 2006 was shared by the then existing and new shareholders of the Company. Thereafter, the undistributed profits of Shandong Aluminum and Lanzhou Aluminum for the year 2006 were consolidated into the Company's financial statements. As Shandong Aluminum and Lanzhou Aluminum had not declared dividends in the year 2006 while the profit prior to the mergers has already been distributed to the then existing and new shareholders after the listing of the Company's A shares, the Company intends to distribute the undistributed profits of Shandong Aluminum and Lanzhou Aluminum for 2006, as included in the Company's profit as a result of the mergers of Shandong Aluminum and Lanzhou Aluminum, by way of special dividend.

As audited by Zhonglei Certified Public Accountants Company Limited, the profit available for such distribution, being the minority interest of Shandong Aluminum and Lanzhou Aluminum, amounted to RMB497,471,000. The Company intends to distribute the special dividend out of 35% of the aforesaid profit available for distribution, i.e., to distribute a dividend of RMB0.013 (tax inclusive) in cash to all existing and new shareholders, totaling RMB167,526,000.

4.	Considered and approved the proposal for environmental energy-saving technological renovation project of Zunyi Aluminum Co., Ltd.

The project relates to the proposed renovation and expansion of a 125,000-tonne aluminum smelting and supporting facilities, with a total investment of approximately RMB1.66 billion.

5	Considered and approved the proposal for the strap fabrication project of Chalco Northwest Aluminum Processing Branch

The project relates to the proposed expansion of a 200,000-tonne strap fabrication and supporting facilities, with a total investment of approximately RMB2.29 billion.

6.	Considered and approved the proposal for restructuring the Chalco Qingdao Secondary Aluminum Alloy Branch as a wholly-owned subsidiary of the Company

To cater for the Company's development, Chalco Qingdao Secondary Aluminum Alloy Branch is approved to be restructured as wholly-owned subsidiary of the Company.

7.	Considered and approved the proposal for revision of annual caps for the connected transaction on land rental with Aluminum Corporation of China

According to appraisal of the land use rights of the land leased by Aluminum Corporation of China to the Company as prepared by China Enterprise Appraisals Company Limited, the Board approved the revision to the annual cap for connected transaction on land rental with Aluminum Corporation of China from RMB270 million to RMB620 million, and approved the entering of a supplemental agreement to the previous Land Use Right Leasing Agreement. In this regard, the Company will publish an announcement in accordance with the relevant regulations on information disclosure.

Owing to another office at Aluminum Corporation of China concurrently held by Mr. Xiao Yaqing, the director of the Company, Mr. Xiao Yaqing withdrew from voting in this resolution. Directors participated in voting for this resolution were all in favour of such connected transaction. The independent non-executive directors of the Company are of the view that, the decision making process of this connected transaction are in compliance with related supervisory regulations of the listing place of the Company and related provisions under the articles of association of the Company, that the above connected transaction were conducted in the ordinary and usual course of business on normal commercial terms and the transaction price were evaluated by an independent third party. The conditions of the transaction and the terms of the contract are reasonable as far as all shareholders are concerned.

8.	Considered and approved the proposal for revision to waiver limit for connected transactions on mutual supply of products and services

The Board approved to submit the revision to the annual limits as set out below, for the period from January 1, 2007 to December 31, 2009 for the connected transactions relating to mutual supply of products and services to the Special General Meeting of the Company to be convened on October 12, 2007 for consideration and approval.

	Connected Transactions	2007	2008	2009
Waiver limit previously	Expenditure:	RMB1 billion	RMB1.5 billion	RMB2 billion
applied	Products and
ancillary services
Revenue:
Products and
	ancillary services	RMB5 billion	RMB5.92 billion	RMB7.1 billion
Revised waiver limit	Expenditure:
Products and
	ancillary services	RMB5.8 billion	RMB4.7 billion	RMB3.8 billion
Revenue:
Products and
	ancillary services	RMB8.5 billion	RMB7.1 billion	RMB7.3 billion

Owing to another office at Aluminum Corporation of China concurrently held by Mr. Xiao Yaqing, the director of the Company, Mr. Xiao Yaqing withdrew from voting in this resolution. Directors participated in voting for this resolution were all in favour of such connected transaction. The independent non-executive directors of the Company are of the view that, the decision making process of this connected transaction are in compliance with related supervisory regulations of the listing place of the Company and related provisions under the articles of association of the Company, that the above connected transaction were conducted in the ordinary and usual course of business on normal commercial terms without violating the interests of the Company and other shareholders, particularly medium and minor shareholders.

As required by the Listing Rules of the Hong Kong Stock Exchange, the independent board committee of the Company has appointed Taifook Capital Limited as the independent financial adviser to advise the independent board committee in respect of such connected transactions.

9.	Considered and approved the proposal for amendment to the Articles of Association

Approved the submission of the proposed amendment to paragraph 2 of Article 99 in the Articles of Association to the Special General Meeting of the Company to be convened on October 12, 2007 for consideration and approval.

Paragraph 2 of Article 99 is proposed to be revised as:

"If the number of voting shares represented by shareholders who intend to attend the meeting amount to more than one-half of the Company's total voting shares of the class participating in the meeting, the Company may hold the class meeting; otherwise, the Company shall within five days notify the shareholders, again by way of public announcement, of the matters to be considered at and the place and date for the meeting. The Company may then proceed to hold the meeting."

The second, third, eighth and ninth matter set out in the announcement on the consideration and approval of the above resolution will be submitted for consideration in the 2007 Second Special General Meeting. For specific details such a the date, the place for and the matters to be considered at the meeting, please see subsequent notification in respect of the convening of the Second Special General Meeting. The independent opinion of the independent financial advisor will be announced simultaneously with the notification of the Second Special General Meeting.

By Order of the Board Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Hong Kong, 20 August 2007

As at the date of this announcement, the members of the Board comprise Mr. Xiao Yaqing, Mr. Luo Jianchua, .Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Helmut Wieser and Mr. Shi Chungui (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary